EXHIBIT 99.1

                                                                     [Yell logo]

NEWS RELEASE  NEWS RELEASE  NEWS RELEASE  NEWS RELEASE  NEWS RELEASE

 FOR IMMEDIATE RELEASE                                              18 MAY 2004

        YELL GROUP PLC FINANCIAL RESULTS FOR THE YEAR ENDED 31 MARCH 2004

                AHEAD OF IPO EXPECTATIONS. CONTINUED US EXPANSION

o Group turnover up 6.5% to (pound)1,186.9 million; 11.3 % at a constant exchange rate

o Group Adjusted EBITDA up 11.5% to (pound)360.1 million; 15.0% at a constant exchange rate

o Group Adjusted profit after tax (pound)60.2 million ((pound)25.5 million loss last year)

o Group operating cash flow less capital expenditure was (pound)303.5 million;(pound)311.2 million at a constant exchange rate ((pound)307.4 million last year)

o    Pro forma earnings per share before amortisation 25.6 pence

o    Final proposed dividend of 6p per share giving 9p in total for the year.

Note: Earnings, profit after tax and cash flow figures stated before exceptional IPO costs and also, in 2003 only, a non-recurring restructuring charge. Including these costs, the Group made a statutory loss after tax of (pound)51.1 million ((pound)40.6 million loss last year).

JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"These are good results which have more than met IPO expectations. We have continued to win and keep advertisers in the UK and the US. In the UK, the rapid growth of Yell.com has added to our momentum. We have also continued to build strong platforms to ensure that we can grow advertising volumes and customers' spend with us, growing the advertiser base in the UK and expanding our US footprint with the purchase of Feist and six in-fill acquisitions.

"Our strong brands and market presence, together with our focused and disciplined approach, give us confidence that this year's good growth momentum will continue into the year ending 31 March 2005."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"We have continued to invest to reinforce revenue growth while still growing EBITDA margins, with the US margin, in particular, ahead of expectations. The natural hedge arising from our US dollar denominated debt has reduced the effect of the weakening US dollar on our results.

"Our strong cash generation coupled with the benefit of our new financial structure has financed (pound)108.9 million of acquisitions, funded our dividend and reduced debt. Net debt currently stands at 3.4 times EBITDA. We expect to grow dividends in line with earnings, with the balance of cash retained for platform and in-fill acquisitions in the US."


                       Yell Group plc. Registered Office:
             Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel        +44 (0)118 950 6984
Mobile     +44 (0)7764 879808

YELL - MEDIA

Richard Duggleby
Tel        +44 (0)118 950 6206
Mobile     +44 (0)7860 733488

Jon Salmon
Tel        +44 (0)118 950 6656
Mobile     +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel        +44 (0)20 7638 9571
Mobile     +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2003 annual report on Form 20-F filed with the US Securities and Exchange Commission ("SEC") on 1 July 2003, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements
                         -------------------------------


            Our subsidiary, Yell Finance B.V., will file its results for the year ended 31 March 2004 with the SEC on Form 20-F in June 2004.

           This filing can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS


-------------------------------------------------------------------------------------------------------------------------
                                                     YEAR ENDED 31 MARCH
                                                    2003               2004
-------------------------------------------------------------------------------------------------------------------------
                                                                                                               CHANGE AT
                                                                                                       CONSTANT EXCHANGE
                                                     (POUND)M          (POUND)M            CHANGE               RATE (5)
-------------------------------------------------------------------------------------------------------------------------
Turnover (1)                                           1,114.0            1,186.9              6.5%               11.3%
----------------------------------------------------------------------------------

Adjusted EBITDA (1) (2)                                  323.0              360.1             11.5%               15.0%
Operating cash flow (1) (3)                              307.4              303.5            (1.3%)                1.2%

Cash conversion (1) (4)                                 95.2 %              84.3%
----------------------------------------------------------------------------------


Adjusted operating profit  (2)                           202.1              240.5             19.0%               22.4%
----------------------------------------------------------------------------------

Adjusted profit (loss) after tax (2)                    (25.5)               60.2
Exceptional items and non-recurring
    restructuring costs after tax(2)                    (15.1)            (111.3)
----------------------------------------------------------------------------------
Loss on ordinary activities after tax                   (40.6)             (51.1)
-------------------------------------------------------------------------------------------------------------------------

(1) Turnover, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies.

(2) Adjusted items are stated before exceptional costs arising on IPO and also, in 2003, the non-recurring restructuring costs of (pound)3.7 million incurred on the integration of the former McLeod organisation in the United States.

(3) Cash inflow from operations before payments of exceptional costs, less capital expenditure.

(4)  Operating cash flow as a percentage of adjusted EBITDA.

(5) Change at constant exchange rate states the change in current year results compared to the previous year's results as if current year results were translated at the same exchange rate as that used to translate the previous year's results.

REVIEW OF OPERATING PERFORMANCE

TURNOVER

Group turnover increased 6.5% to (pound)1,186.9 million, or 11.3% at a constant exchange rate, from (pound)1,114.0 million last year. Excluding discontinued products (the sale of Yell Data, our data-service business, sold in June 2003, and the ending of our contract with BT to sell advertising in its phone books in March 2003) Group turnover grew by 7.2%, or 12.0% at a constant exchange rate.

UK operations

UK turnover increased 4.4% excluding the discontinued products. Including them, turnover rose 3.3% to (pound)634.9 million.

Printed directories turnover grew 3.5% to (pound)593.9 million, after the impact of the 4.8% price reduction under the RPI-6% price cap to which Yellow Pages directories are subject. We added over 116,300 new advertisers compared with 101,800 last year, increasing the total unique advertisers by 6.4% to 480,000 and exceeding our target of 100,000 new customers for the fourth successive year. We expect the momentum in new customer acquisition to continue next year.

After the impact of the price reduction and the dampening effect that the increased numbers of new customers had on yield, turnover per unique advertiser declined 2.8% to (pound)1,237.

Yell.com grew turnover by 27.1% to (pound)25.8 million, with the number of searchable advertisers growing by 37.3% to more than 103,000 at March 2004.

Turnover from other UK products and services, including Yell.com, declined 0.5% to (pound)41.0 million. The 27.1% growth in Yell.com turnover was offset by the effect of the loss of turnover from our discontinued products.

US operations

US turnover was (pound)552.0 million. It increased 21.2% at a constant exchange rate, or 10.6% after taking into account the (pound)53.0 million reduction in turnover which resulted from the weaker US dollar. The average exchange rate was approximately $1.69 : (pound)1.00 against $1.55 : (pound)1.00 in the previous year.

Unique advertisers increased by 6.3% to 386,000 with average turnover per unique advertiser up 14.0% to $2,434.

Organic turnover growth at 11.5% comprised mainly same-market growth of 9.3% (or 9.8% excluding Manhattan) compared with 6.1% last year, and growth from ten new launches of 2.2 %. The former McLeod directories are now achieving same-market growth in line with the rest of Yellow Book following the successful and rapid integration of the businesses. We expect the momentum in our US business to continue during the year ending 31 March 2005.

The inclusion of the McLeod and NDC acquisitions for the full year contributed 9.3% to turnover growth, and four directories published for the first time after acquisition contributed 0.1% to the growth, resulting in total acquired growth of 9.4%. The platform acquisition of Feist in March 2004, and six in-fill acquisitions during the year, will have a positive effect on turnover growth in the year ending 31 March 2005.

ADJUSTED EBITDA

Group Adjusted EBITDA increased 11.5% to (pound)360.1 million, or 15.0% at a constant exchange rate, while Yell continued to invest to grow revenue. The Group Adjusted EBITDA margin increased 1.3 percentage points to 30.3%, driven by the strong US performance.

UK Adjusted EBITDA rose 3.1% to (pound)233.1 million, reflecting primarily the continued progress of Yell.com, which increased EBITDA to (pound)5.3 million from (pound)1.1 million last year. The UK Adjusted EBITDA margin was 36.7%, compared to 36.8% last year, with Yell.com's margin increase offsetting the decline in the printed directories' margin.

US Adjusted EBITDA was (pound)127.0 million, an increase of 31.2%, or 43.0% at a constant exchange rate, after taking into account the (pound)11.4 million reduction in earnings from the weaker US dollar. The US Adjusted EBITDA margin increased from 19.4% to 23.0% in spite of continued investment. This was well ahead of expectations, driven by the strong revenue growth, operational leverage and integration benefits which were realised considerably earlier than expected.

OPERATING CASH FLOW

Net cash inflow from operating activities, before exceptional costs and after capital expenditure, was (pound)303.5 million after the negative (pound)7.7 million exchange rate impact. This compares with (pound)307.4 million last year which included a one-off timing benefit, as previously explained. The cash conversion rate was in line with expectations at 84.3%.

NET RESULTS

AFTER TAX RESULTS

Adjusted Profit after tax was (pound)60.2 million, compared with a loss of (pound)25.5 million last year. This reflects strong EBITDA growth, as well as lower interest payments arising from the new capital structure put in place at the time of the IPO on 15 July 2003. Net interest payable before exceptional costs arising on IPO was (pound)136.1 million, compared with (pound)236.6 million last year.

The taxation charge on the results before exceptional costs relating to the IPO was (pound)44.2 million this year, compared with a credit of (pound)9.0 million last year.

The loss on ordinary activities after tax and including exceptional IPO costs was (pound)51.1 million, compared with a loss of (pound)40.6 million last year which also included a non-recurring restructuring charge.

EXCEPTIONAL COSTS

All exceptional costs were incurred during the first six months ended 30 September 2003 and amounted to (pound)148.5 million before tax ((pound)63.0 million cash costs; (pound)85.5 million non-cash costs). In addition, (pound)23.9 million of fees, payable primarily to advisers, were charged to the share premium account.

The bulk of these exceptional costs arose from unwinding the structure for buying Yell from BT in 2001 and establishing the current capital structure. The recognition of these costs was triggered by Yell's IPO in July 2003.

EARNINGS AND DIVIDEND PER SHARE

The IPO had a significant effect on earnings per share. Pro forma (as if the IPO had occurred before the start of the year) earnings per share was 25.6 pence before exceptional costs and amortisation. Basic loss per share for the year was
8.9 pence. We are proposing to pay a final dividend of 6p per share bringing the total dividend since the IPO to 9p per share.

GLOBAL OFFER AND REFINANCING

On 15 July 2003, we raised (pound)433.6 million (gross proceeds) through a global offer of shares to institutional investors. As a result of the IPO, we also refinanced our senior bank facility on 15 July 2003 and redeemed 35% of our high-yield notes on 18 August 2003. Net debt on a pro forma basis at the beginning of the year was approximately (pound)1,340 million and has since been reduced to (pound)1,223 million at 31 March 2004. Our net debt at 31 March 2004 is 3.4 times Adjusted EBITDA.

The composition of our debt partially hedges exchange rate fluctuations, because 37.2% of our debt and 30.7% of our net interest expense are denominated in US dollars. As a result, approximately 30% of US dollar Adjusted EBITDA is offset by US dollar interest.

OUTLOOK

Substantial ground work has been put in place to ensure that the growth momentum continues in the current year ending 31 March 2005. Our strong cash generation should allow us to continue to finance acquisitions in the US and grow dividends in line with earnings.

KEY OPERATIONAL INFORMATION

                                                                              -----------------------------------
                                                                                     YEAR ENDED 31 MARCH
                                                                              -----------------------------------
                                                                                         2003               2004          CHANGE
---------------------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (1)                                                       451                480            6.4%
Directory editions published (2)                                                          94                 99
Unique advertiser retention rate (%) (3)                                                  78                 77
Turnover per unique advertiser ((pound))                                               1,272              1,237          (2.8)%

US PRINTED DIRECTORIES
Unique advertisers (thousands) (1) (4)                                                   363                386            6.3%
Directory editions published                                                             525                536
Unique advertiser retention rate (%) (3)                                                  70                 70
Turnover per unique advertiser ($)                                                     2,135              2,434           14.0%

OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for March (millions)                                            39                 67           71.8%
Yell.com searchable advertisers at 31 March (thousands)(5)                                75                103           37.3%
---------------------------------------------------------------------------------------------------------------------------------

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) The number of directory editions published in the United Kingdom has increased due to the rescoping of the Colchester directory into two directories, Colchester and Ipswich; the rescoping of the Sheffield directory into two directories, Sheffield and Barnsley; and the publication of three new Business Pages directories.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high.

(4) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported 2003 figure for any duplicated records in 2003. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod that we expect to be removed. These improvements have not affected the reporting of our financial results.

(5) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names.

 YELL GROUP PLC AND SUBSIDIARIES


 UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                     YEAR ENDED 31 MARCH
                                                                           -----------------------------------------
                                                                                       2003                    2004
                                                               NOTES
                                                                            ------------------  --------------------
                                                                                    (POUND)M              (POUND)M
   TURNOVER                                                          2               1,114.0               1,186.9
   Cost of sales                                                                      (509.9)               (552.9)
                                                                           -------------------   --------------------
   GROSS PROFIT                                                                        604.1                 634.0
                                                                           -------------------   --------------------
   Distribution costs                                                                  (36.0)                (34.5)
   ADMINISTRATIVE EXPENSES
       Ongoing activities                                                             (369.7)               (359.0)
       Exceptional items                                             4                 (15.0)                (90.1)
                                                                           -------------------   --------------------
                                                                                      (384.7)               (449.1)
                                                                           -------------------   --------------------
   OPERATING PROFIT                                                  3                 183.4                 150.4
   NET INTEREST PAYABLE
        Ongoing activities                                                            (236.6)               (136.1)
        Exceptional items                                            4                   -                   (58.4)
                                                                           -------------------   --------------------
                                                                                      (236.6)               (194.5)
                                                                           -------------------   --------------------

   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                         (53.2)                (44.1)
   TAXATION
        Before exceptional items                                                        10.3                 (44.2)
        On exceptional items                                         4                   2.3                  37.2
                                                                           -------------------   --------------------
                                                                     5                  12.6                  (7.0)
                                                                           -------------------   --------------------
   LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                          (40.6)                (51.1)
   Dividend                                                          6                   -                   (62.8)
                                                                           -------------------   --------------------
   LOSS FOR THE FINANCIAL YEAR                                                         (40.6)               (113.9)
                                                                           ===================   ====================



                                                                                (IN PENCE)            (IN PENCE)

   BASIC AND DILUTED LOSS PER SHARE                                  7             (15.5)                   (8.9)

                                                                                (IN PENCE)            (IN PENCE)
    PRO FORMA EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS AND
      AMORTISATION (A)
      Basic                                                          7              20.9                    25.6
      Diluted                                                        7              20.6                    25.3


(a) Pro forma earnings per share before exceptional items and amortisation as though our initial public offering and debt refinancing had occurred on 31 March 2002.

With the exception of the loss for the financial year detailed above and the currency movements detailed in note 8, there have been no other recognised gains or losses.

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT


                                                                                         YEAR ENDED 31 MARCH
                                                                              -----------------------------------
                                                                NOTES                      2003             2004
                                                                              -----------------   ---------------
                                                                                      (POUND)M          (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                            309.1             294.2
    RETURNS ON INVESTMENTS AND SERVICING
         OF FINANCE
    Interest paid                                                  8                    (139.5)           (120.4)
    Redemption premium paid                                                                -               (19.7)
    Finance fees paid                                              8                     (16.1)            (16.4)
                                                                              -----------------   ---------------
    NET  CASH  OUTFLOW  FOR  RETURNS  ON   INVESTMENTS   AND
        SERVICING OF FINANCE                                                            (155.6)           (156.5)
                                                                              -----------------   ---------------
    TAXATION                                                                              (9.7)            (13.7)
                                                                              -----------------   ---------------
    CAPITAL EXPENDITURE AND FINANCIAL
        INVESTMENT
    Purchase of tangible fixed assets,  net of sales
        proceeds                                                                         (16.0)            (24.5)
                                                                              -----------------   ---------------
    NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                    (16.0)            (24.5)
                                                                              -----------------   ---------------
    ACQUISITIONS
    Purchase  of  subsidiary   undertakings,
       net of cash acquired                                        8                    (470.9)           (108.9)
                                                                              -----------------   ---------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                                   (470.9)           (108.9)
                                                                              -----------------   ---------------
    EQUITY DIVIDENDS PAID
    Dividends paid                                                                        -                (20.9)
                                                                              -----------------   ---------------
    NET CASH OUTFLOW FOR EQUITY DIVIDENDS PAID                                            -                (20.9)
                                                                              -----------------   ---------------
    NET CASH OUTFLOW BEFORE FINANCING                                                   (343.1)            (30.3)
    FINANCING
    Issue of ordinary share capital                                8                       0.1             433.6
    Expenses paid in connection with share issue                   8                        -              (23.7)
    Purchase of own shares                                         8                        -               (5.8)
    New loans issued                                               8                     485.7           1,036.0
    Borrowings repaid                                              8                    (211.9)         (1,418.4)
                                                                              -----------------   ---------------
    NET CASH INFLOW FROM FINANCING                                                       273.9              21.7
                                                                              -----------------   ---------------
    DECREASE IN NET CASH IN THE YEAR                                                     (69.2)             (8.6)
                                                                              =================   ===============

    Total operating profit                                                               183.4             150.4
    Depreciation                                                                          22.5              22.9
    Goodwill amortisation                                                                 98.4              96.7
    Exceptional employee costs settled in shares                                            -               49.1
    Increase in stocks                                                                   (23.0)            (19.5)
    Increase in debtors                                                                  (35.0)             (3.8)
    Increase (decrease) in creditors                                                      58.4              (3.7)
    Other non-cash items                                                                   4.4               2.1
                                                                              -----------------   ---------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                            309.1             294.2
                                                                              =================   ===============

    NET CASH INFLOW FROM OPERATING ACTIVITIES                                            309.1             294.2
    Cash payments for exceptional costs
        included in operating profit                                                      14.3              33.8
    Purchase of tangible fixed assets, net of sale proceeds                              (16.0)            (24.5)
                                                                             ------------------  ----------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES
        BEFORE PAYMENTS OF EXCEPTIONAL COSTS
        AND AFTER CAPITAL EXPENDITURE                                                    307.4             303.5
                                                                             ==================  ================

         See notes to the financial information for additional details.



YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

Z                                                                                                AT                   AT
                                                                                           31 MARCH             31 MARCH
                                                                   NOTES                       2003                 2004
                                                                                  --------------------    -----------------
                                                                                           (POUND)M            (POUND)M
    FIXED ASSETS
    Intangible assets                                                                       1,824.1                1,725.3
    Tangible assets                                                                            47.1                   45.9
    Investment                                                                                  1.9                    1.8
                                                                                  --------------------   ------------------
    TOTAL FIXED ASSETS                                                                      1,873.1                1,773.0
                                                                                  --------------------   ------------------

    CURRENT ASSETS
                                                                                  --------------------   ------------------
    Stocks                                                                                    145.8                  151.9
    Debtors                                                                                   461.4                  460.6
    Cash at bank and in hand                                            8                      30.1                   18.7
                                                                                  --------------------   ------------------
    TOTAL CURRENT ASSETS                                                                      637.3                  631.2
                                                                                  --------------------   ------------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                                        8,9                    (112.8)                 (85.8)
    Other creditors                                                                          (235.9)                (273.0)
                                                                                  --------------------   ------------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                                     (348.7)                (358.8)
                                                                                  --------------------   ------------------
    NET CURRENT ASSETS                                                                        288.6                  272.4
                                                                                  --------------------   ------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                                   2,161.7                2,045.4
    CREDITORS: AMOUNTS FALLING DUE AFTER
       MORE THAN ONE YEAR
    Loans and other borrowings                                        8,9                  (2,286.0)              (1,155.9)
                                                                                  --------------------   ------------------
    NET (LIABILITIES) ASSETS                                                                 (124.3)                 889.5
                                                                                  ====================   ==================

    CAPITAL AND RESERVES
    Called up share capital (697,785,649(pound)0.01 ordinary
       shares issued at 31 March 2004; 7,100,000 (pound)0.01
       ordinary shares and 106,949,900 (pound)0.0001 B ordinary
       shares issued at 31 March 2003)                                 10                       0.1                    7.0
    Share premium account                                              10                       1.0                1,184.7
    Profit and loss account deficit                                    10                    (125.4)                (302.2)
                                                                                  --------------------   ------------------
    EQUITY SHAREHOLDERS' (DEFICIT) FUNDS                                                     (124.3)                 889.5
                                                                                  ====================   ==================


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION


1.   BASIS OF PREPARATION AND CONSOLIDATION

     The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     The unaudited financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies that were set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2003.

     The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each year presented.

     The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the year. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, employee pension costs and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.         TURNOVER

                                                                                         YEAR ENDED
                                                                                          31 MARCH                   CHANGE
                                                                          -----------------------------------------------------
                                                                                        2003              2004            %
                                                                          ---------------------  -----------------------------
                                                                                    (POUND)M          (POUND)M
            UK printed directories                                                     573.7             593.9           3.5%
            Other products and services                                                 41.2              41.0          (0.5)%
                                                                          ---------------------  ----------------
            TOTAL UK TURNOVER                                                          614.9             634.9           3.3%
                                                                          ---------------------  ----------------
            US printed directories:
            US printed directories at constant exchange rate (a)
                                                                                       499.1             605.0          21.2%
            Exchange impact (a)                                                            -             (53.0)
                                                                          ---------------------  ----------------
            TOTAL US TURNOVER                                                          499.1             552.0          10.6%
                                                                          ---------------------  ----------------
            GROUP TURNOVER                                                           1,114.0           1,186.9           6.5%
                                                                          =====================  ================


          (a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

3.         OPERATING PROFIT AND EBITDA INFORMATION

             ADJUSTED EBITDA BY SEGMENT
                                                                                   YEAR ENDED 31 MARCH              CHANGE
                                                                          ----------------------------------------------------
                                                                                        2003              2004            %
                                                                          ---------------------  -----------------------------
                                                                                     (POUND)M         (POUND)M
            UK printed directories                                                     227.3             227.7           0.2%
            Other products and services                                                (1.1)               5.4
                                                                          ---------------------  ----------------
            TOTAL UK OPERATIONS                                                        226.2             233.1           3.1%
                                                                          ---------------------  ----------------
            US operations:
            US printed directories at constant exchange rate (a)
                                                                                        96.8             138.4          43.0%
            Exchange impact (a)                                                            -             (11.4)
                                                                          ---------------------  ----------------
            TOTAL US OPERATIONS                                                         96.8             127.0          31.2%
                                                                          ---------------------  ----------------
            GROUP ADJUSTED EBITDA                                                       323.0            360.1          11.5%
                                                                          =====================  ================


          (a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.         OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)

           RECONCILIATION OF GROUP OPERATING PROFIT TO ADJUSTED EBITDA (a)

                                                                    YEAR ENDED 31 MARCH
                                                     ----------------------------------------------------------
                                                                2003                  2004              CHANGE
                                                     ----------------------------------------------------------
                                                              (POUND)M            (POUND)M
           UK operations

           OPERATING PROFIT                                      142.3               129.8
           Depreciation and amortisation                          69.2                69.4
                                                     -----------------------------------------
           UK OPERATIONS EBITDA                                  211.5               199.2
           Exceptional items                                      14.7                33.9
                                                     -----------------------------------------

           UK OPERATIONS ADJUSTED EBITDA                         226.2               233.1              3.1%
                                                     -----------------------------------------

           UK OPERATIONS ADJUSTED EBITDA MARGIN                  36.8%                36.7%
                                                     =========================================
           US operations

           OPERATING PROFIT                                       41.1                20.6
           Depreciation and amortisation                          51.7                50.2
                                                     -----------------------------------------
           US OPERATIONS EBITDA                                   92.8                70.8

           Exceptional items and also, in 2003 only,
              non-recurring restructuring charges                  4.0                56.2
           Exchange impact (b)                                       -                11.4
                                                     -----------------------------------------
           US OPERATIONS ADJUSTED EBITDA AT CONSTANT
              EXCHANGE RATE (b)                                   96.8               138.4             43.0%
           Exchange impact (b)                                       -               (11.4)
                                                     -----------------------------------------
           US OPERATIONS ADJUSTED EBITDA
                                                                  96.8               127.0             31.2%
                                                     -----------------------------------------

           US OPERATIONS ADJUSTED EBITDA MARGIN                  19.4%                23.0%
                                                     =========================================
           Group

           OPERATING PROFIT                                      183.4               150.4
           Depreciation and amortisation                         120.9               119.6
                                                     -----------------------------------------
           GROUP EBITDA                                          304.3               270.0           (11.3)%

           Exceptional items and also, in 2003 only,
              non-recurring restructuring charges                 18.7                90.1
           Exchange impact (b)                                       -                11.4
                                                     -----------------------------------------
           GROUP ADJUSTED EBITDA AT CONSTANT
              EXCHANGE RATE (b)                                  323.0               371.5             15.0%
           Exchange impact (b)                                       -               (11.4)
                                                     -----------------------------------------
           GROUP ADJUSTED EBITDA                                 323.0               360.1             11.5%
                                                     =========================================

           GROUP ADJUSTED EBITDA MARGIN                          29.0%                30.3%
                                                     =========================================


(a) Adjusted EBITDA is one of the key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies.

(b) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

4.   RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

     An analysis of our results for the year ended 31 March 2003 and 2004 separating out exceptional items is as follows:

                                                                                 YEAR ENDED 31 MARCH
                                           -------------------------------------------------------------------------------------
                                                                2003                                             2004
                                           -------------------------------------------------------------------------------------
                                                ON-GOING      EXCEPTIONAL                ON-GOING     EXCEPTIONAL
                                               ACTIVITIES           ITEMS     TOTAL    ACTIVITIES           ITEMS        TOTAL
                                           -------------------------------------------------------------------------------------
                                               (POUND)M         (POUND)M   (POUND)M     (POUND)M         (POUND)M      (POUND)M

           GROSS PROFIT                          604.1               -        604.1       634.0              -           634.0
           Distribution costs                    (36.0)              -        (36.0)      (34.5)             -           (34.5)
           Administrative  expenses
                                                (369.7)           (15.0)     (384.7)     (359.0)          (90.1)        (449.1)
                                           -------------------------------------------------------------------------------------
           OPERATING PROFIT (LOSS)               198.4            (15.0)      183.4       240.5           (90.1)         150.4
           Net interest payable                 (236.6)              -       (236.6)     (136.1)          (58.4)        (194.5)
                                           -------------------------------------------------------------------------------------
           (LOSS) PROFIT BEFORE TAXATION
                                                 (38.2)           (15.0)      (53.2)      104.4          (148.5)         (44.1)
           Taxation (charge) credit
                                                  10.3              2.3        12.6       (44.2)           37.2           (7.0)
                                           -------------------------------------------------------------------------------------
           (LOSS) PROFIT AFTER TAXATION
                                                 (27.9)           (12.7)      (40.6)       60.2          (111.3)         (51.1)
                                           =====================================================================================


     Exceptional administrative expenses in the year ended 31 March 2004 relate to costs incurred in connection with our global offer. Of the (pound)90.1 million exceptional administrative costs, (pound)33.9 million relates to our UK business and (pound)56.2 million to our US business. Exceptional administrative costs in the year ended 31 March 2003 relate to costs incurred in connection with the initial public offering withdrawn in July 2002. Of the (pound)15.0 million exceptional administrative costs, (pound)14.7 million was charged to our UK business and (pound)0.3 million was charged to our US business. The exceptional interest payable in the year ended 31 March 2004 comprises (pound)19.7 million senior debt redemption premium, (pound)36.4 million from accelerated amortisation of deferred financing fees on our debt repaid in July and August 2003 and (pound)2.3 million for arrangement fees for the undrawn revolving credit facility. The exceptional tax credits in the year ended 31 March 2004 and 2003 represent the tax on the exceptional items before tax.

     Adjusted profit before taxation and adjusted profit after taxation for the year ended 31 March 2004 is (pound)104.4 million and (pound)60.2 million, respectively, as detailed in the table above. Adjusted loss before taxation for the year ended 31 March 2003 is (pound)34.5 million reflecting the loss before taxation on on-going activities of (pound)38.2 million, as detailed in the table above, excluding the (pound)3.7 million charge for the non-recurring restructuring costs as part of the integration of the former McLeod acquisition in the United States. The impact on the loss after tax of excluding this item is (pound)2.4 million bringing the adjusted loss after tax for year ended 31 March 2003 to (pound)25.5 million.

YELL GROUP PLC AND SUBSIDIARIES

5.         TAXATION

                                                                                              YEAR ENDED 31 MARCH
                                                                                 --------------------------------------------
                                                                                               2003                     2004
                                                                                 -------------------     --------------------
                                                                                           (POUND)M                 (POUND)M
           UK corporation tax at 30%                                                           6.9                     21.6
           Adjustment in respect of prior period                                              (0.3)                     0.4
           Foreign taxes                                                                       0.5                      1.1
                                                                                 -------------------     --------------------
           Total current tax                                                                   7.1                     23.1
                                                                                 -------------------     --------------------

           Origination and reversal of timing differences
              UK                                                                              (2.5)                    (1.8)
              Foreign                                                                        (17.2)                   (14.3)
                                                                                 -------------------     --------------------
           Total deferred tax                                                                (19.7)                   (16.1)
                                                                                 -------------------     --------------------
           Tax (credit) charge on
              (loss) profit on ordinary activities                                           (12.6)                     7.0
                                                                                 ===================     ====================

          The effective tax rate for the year is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:


                                                                                               YEAR ENDED 31 MARCH
                                                                                 --------------------------------------------
                                                                                               2003                    2004
                                                                                 -------------------     --------------------
                                                                                           (POUND)M                (POUND)M
           Loss on ordinary activities before taxation                                       (53.2)                   (44.1)
                                                                                 -------------------     --------------------
           Loss on ordinary activities before taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)
                                                                                             (16.0)                   (13.2)
           Effects of:
              Adjustments from prior years                                                    (0.3)                     0.4
              Goodwill amortisation disallowed for tax                                        20.9                     22.6
              Higher rates on overseas earnings                                               (0.3)                    (1.9)
              Other expenses disallowed for tax purposes                                       4.0                     12.9
              US tax losses (used) created in the year                                        (2.7)                     0.7
              Other timing differences                                                         1.5                      1.6
                                                                                 -------------------     --------------------
           TOTAL CURRENT TAX                                                                   7.1                     23.1
                                                                                 ===================     ====================


6.         INTERIM AND FINAL DIVIDEND PER SHARE

           The interim dividend of 3.0 pence per share (2002 - (pound)nil) was paid on 21 December 2003 to shareholders registered at the close of business on 21 November 2003 and amounted to (pound)20.9 million (2002 - (pound)nil). A final dividend of 6.0 pence per share (2003 - (pound)nil) amounting to (pound)41.9 million will be paid on 20 August 2004 to shareholders registered at the close of business on 23 July 2004.

YELL GROUP PLC AND SUBSIDIARIES

7.         EARNINGS (LOSS) PER SHARE

                                                                  PRO FORMA
                                                                  INTEREST
                                                                   ADJUST-
                                                                  MENTS NET    EXCEPTIONAL COSTS
                                                     ACTUAL       OF TAX (a)       NET OF TAX (b)    AMORTISATION(c)     PRO FORMA
                                                 -----------------------------------------------------------------------------------
           YEAR ENDED 31 MARCH 2003

           Group (loss) profit for the
              financial year ((pound)m)                (40.6)       72.5             15.1                 98.4              145.4
           Weighted average number of issued
              ordinary shares (millions) (d)

                                                         262         433                                                      695
                                                 -------------                                                     -----------------
           BASIC EARNINGS (LOSS) PROFIT PER
              SHARE (PENCE)                            (15.5)                                                                20.9
           Effect of share options (pence)                -                                                                  (0.3)
                                                 -------------                                                     -----------------
           DILUTED EARNINGS (LOSS)
           PROFIT PER SHARE (PENCE)                    (15.5)                                                                20.6
                                                 =============                                                     =================


           YEAR ENDED 31 MARCH 2004

           Group (loss) profit for the
            financial year ((pound)m)                  (51.1)        21.1            111.3                 96.7             178.0
           Weighted average number of issued
              ordinary shares (millions) (d)            572           123                                                    695
                                                 -------------                                                     -----------------
           BASIC EARNINGS (LOSS)                        (8.9)                                                                25.6
           PROFIT PER SHARE (PENCE)
           Effect of share options (pence)               -                                                                   (0.3)
                                                 -------------                                                     -----------------
           DILUTED EARNINGS (LOSS)
           PROFIT PER SHARE (PENCE)                     (8.9)                                                                25.3
                                                 =============                                                    ==================


(a) The group losses have been adjusted to exclude interest charges on the long-term debt we repaid as a result of the initial public offering as if repaid on 31 March 2002. Interest has been added back by referring to the effective interest rates applied to the borrowings repaid from the proceeds of the IPO over each respective period. All interest adjustments have been tax effected at the UK corporation tax rate of 30%. The weighted average number of shares has been adjusted as though the initial public offering happened on 31 March 2002.

(b) Exceptional items and, also in 2003 only, one-off non-recurring restructuring charges are explained in note 4.

(c) Amortisation charges presented are not adjusted for tax. The adjustment would have been (pound)85.8 million, as opposed to (pound)96.7 million, and (pound)86.5 million, as opposed to (pound)98.4 million, in 2004 and 2003, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings per share would have been 24.0 pence, as opposed to 25.3 pence, in the year ended 31 March 2004.

(d) The calculation of the basic and diluted earnings (loss) per ordinary share has been based on the profit (loss) for the relevant financial year and on 262 million shares for the year ended 31 March 2003, being the weighted average share capital prior to the IPO after taking into account the restructuring of the existing share capital on the initial public offering. For the year ended 31 March 2004, the calculation was based on 572 million shares, the weighted average share capital during the year.

YELL GROUP PLC AND SUBSIDIARIES

8.         NET DEBT


           ANALYSIS OF NET DEBT

                                                                                              AT                          AT
                                                                                        31 MARCH                    31 MARCH
                                                                                            2003                        2004
                                                                          ------------------------      ---------------------
                                                                                        (POUND)M                   (POUND)M
           Long-term loans and other borrowings
               falling due after more than one year                                       2,286.0                  1,155.9
           Short-term borrowings and long-term loans and
               other borrowings falling due within one year                                 112.8                     85.8
                                                                          ------------------------      ---------------------
           Total debt                                                                     2,398.8                  1,241.7
           Cash at bank and in hand                                                         (30.1)                   (18.7)
                                                                          ------------------------
                                                                                                        ---------------------
           NET DEBT AT END OF YEAR                                                        2,368.7                  1,223.0
                                                                          ========================      =====================


           RECONCILIATION OF MOVEMENT IN NET DEBT
                                                                                       DEBT DUE
                                                                                     WITHIN ONE
                                                                         TOTAL             YEAR
                                                                          CASH        EXCLUDING        DEBT DUE
                                                                     LESS BANK             BANK           AFTER
                                                                     OVERDRAFT        OVERDRAFT        ONE YEAR          NET DEBT
                                                               -------------------------------------------------------------------
                                                                     (POUND)M         (POUND)M        (POUND)M           (POUND)M

           AT 31 MARCH 2003                                              30.1           (112.8)       (2,286.0)         (2,368.7)
           Cash inflow from operating activities less                   134.9
                  interest, redemption premium and taxation
                  paid and capital expenditures                         115.9               -             19.0 (a)         134.9
           Cash outflow on acquisitions                                (108.9)              -              -              (108.9)
           Dividends paid                                               (20.9)              -              -               (20.9)
           Net proceeds from shares issued (b)                          409.9               -              -               409.9
           Loans converted to equity                                      -                 -            737.4             737.4
           Borrowings repaid                                         (1,418.4)           112.8         1,305.6               -
           New loans acquired                                         1,036.0            (85.8)         (950.2)              -
           Finance fees paid                                            (16.4)              -             16.4               -
           Purchase of own shares                                        (5.8)              -               -               (5.8)
           Non-cash charges                                               -                 -            (77.3)            (77.3)
           Currency movements                                            (2.8)              -             79.2              76.4
                                                               ---------------- ---------------- ---------------   ---------------
           AT 31 MARCH 2004                                              18.7            (85.8)       (1,155.9)         (1,223.0)
                                                               ================ ================ ===============   ===============


     (a) The (pound)120.4 million of interest paid in the financial year included (pound)19.0 million of interest that had been capitalised as long-term debt.

     (b) Ordinary shares issued for (pound)433.6 million, net of (pound)23.7 million issue expenses.

YELL GROUP PLC AND SUBSIDIARIES

9.         LOANS AND OTHER BORROWINGS

                                                                                                   AT                       AT
                                                                                             31 MARCH                 31 MARCH
                                                                                                 2003                     2004
                                                                                      ------------------  ---------------------
                                                                                             (POUND)M                (POUND)M
           AMOUNTS FALLING DUE WITHIN ONE YEAR
           Senior credit facilities                                                             111.8                   80.0
           Revolver loan                                                                            -                    5.0
           Net obligations under finance leases                                                   1.0                    0.8
                                                                                      ------------------  ---------------------
           TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                            112.8                   85.8
                                                                                      ------------------  ---------------------
           AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
           Senior credit facilities                                                             990.3                  856.6
           Senior notes:
               Senior sterling notes                                                            242.0                  158.1
               Senior dollar notes                                                              122.2                   68.1
               Senior discount dollar notes                                                     114.8                   73.1
           Shareholder deep discount bonds                                                      708.4                      -
           Vendor loan notes                                                                    108.3                      -
                                                                                      ------------------  ---------------------
           TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                 2,286.0                 1,155.9
                                                                                      ------------------  ---------------------
           NET LOANS AND OTHER BORROWINGS                                                     2,398.8                 1,241.7
                                                                                     ===================  =====================


           Balances are shown net of deferred financing fees. Also see note 8 for details of the repayment of our senior debt.

10.        CHANGES IN EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

                                                            SHARE            SHARE        PROFIT AND LOSS
                                                           CAPITAL          PREMIUM           ACCOUNT (a)     TOTAL
                                                      --------------------------------------------------------------
                                                         (POUND)M      (POUND)M            (POUND)M         (POUND)M

           BALANCE AT 1 APRIL 2003                             0.1          1.0             (125.4)         (124.3)
           Loss on ordinary
              activities after taxation                         -           -                (51.1)          (51.1)
           Dividends paid and proposed                          -           -                (62.8)          (62.8)
           Restructuring of share capital
              before IPO                                      2.6           -                 (2.6)             -
           Issue of ordinary
               shares in settlement
               of deep discount bonds                         2.6         734.8                -             737.4
           Issue of ordinary
               share capital upon IPO (b)                     1.5         408.4                -             409.9
            Ordinary share capital issued to
               employees                                      0.2          40.5                -              40.7
           Equity offset in respect of
               employee share options                           -           -                 10.5            10.5
           Capital Accumulation Plan (c)                        -           -                 (5.8)           (5.8)
           Currency movements (d)                               -           -                (65.0)          (65.0)
                                                      ------------  ------------       ------------     ------------
           BALANCE AT 31 MARCH 2004                           7.0       1,184.7             (302.2)          889.5
                                                      ============  ============       ============     ============


(a) The company Yell Group plc has distributable reserves of (pound)854.2 million at 31 March 2004.

(b) Ordinary shares issued for (pound)433.6 million at a premium net of (pound)23.7 million share issue expenses.

(c)  Shares held in an ESOP Trust for employees.

(d) The cumulative foreign currency translation adjustment was a(pound)102.7 million loss at 31 March 2004 (31 March 2003 -(pound)37.7 million loss).

YELL GROUP PLC AND SUBSIDIARIES

11.         RELATED PARTY TRANSACTIONS

            Transaction and monitoring fees charged to the Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were (pound)12.9 million each for the year ended 31 March 2004, excluding VAT. No transaction or monitoring fees were payable after 15 July 2003, the date of the initial public offering. Both parties ceased being related parties on 6 January 2004, when they sold their equity interests in the Yell Group.

12.         UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

            Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the requirement to use option pricing models to value options under US GAAP in circumstances where the options are valued at (pound)nil value under UK GAAP. Dividends are recorded, under UK GAAP, in the year in respect of which they are proposed by the boards of directors to the shareholders. Under US GAAP, dividends are recorded in the year which they are declared.

            The following information summarises estimated adjustments, gross of their tax effect, which reconcile net loss and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

            NET LOSS

                                                                                                 YEAR ENDED 31 MARCH
                                                                                    -----------------------------------------
                                                                                                 2003                2004
                                                                                    -------------------  --------------------
                                                                                             (POUND)M            (POUND)M
            Loss on ordinary activities
            after taxation under UK GAAP                                                        (40.6)              (51.1)
              Adjustment for:
                  Directories in progress
                  -Deferred costs                                                               (23.9)              (20.8)
                  -Acquisition accounting(a)                                                    (24.2)                -
                  Pensions                                                                        0.1                (8.0)
                  Goodwill                                                                       98.4                96.7
                  Other intangible assets                                                      (106.9)              (86.5)
                  Derivative financial instruments                                              (13.6)               21.7
                  Employee option costs                                                           -                  (1.3)
                  Deferred taxation                                                              28.7                28.6
                  Other                                                                           2.9                (0.6)
                                                                                     ------------------  --------------------
            NET LOSS AS ADJUSTED FOR US GAAP                                                    (79.1)              (21.3)
                                                                                     ==================  ====================

(a) Represents adjustments that arose as a result of acquisitions.

YELL GROUP PLC AND SUBSIDIARIES

12.        UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

             EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

                                                                                                            AT               AT
                                                                                                      31 MARCH         31 MARCH
                                                                                                          2003             2004
                                                                                                 --------------   --------------
                                                                                                     (POUND)M         (POUND)M

             Equity shareholders' (deficit) funds under UK GAAP                                        (124.3)           889.5
                  Adjustment for:
                        Directories in progress                                                         (92.6)          (103.2)
                        Pensions                                                                          7.7             (0.3)
                        Additional minimum pension liability                                            (35.8)           (37.9)
                        Goodwill                                                                       (646.7)          (562.3)
                        Other intangible assets                                                         842.0            746.6
                        Derivative financial instruments                                                (24.9)            (3.2)
                        Deferred taxation                                                              (223.9)          (182.9)
                        Dividends proposed                                                                  -             41.9
                        Other                                                                             2.9              2.3
                                                                                                 --------------   --------------
             EQUITY SHAREHOLDERS' (DEFICIT) FUNDS AS ADJUSTED FOR US GAAP
                                                                                                       (295.6)           790.5
                                                                                                 ==============   ==============


13.        LITIGATION

           On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the company is considerably less than likely. We do not believe that there are any pending legal proceedings that would have a material adverse effect on the financial position or results of the Group.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media. During the financial year ended 31 March 2003, Yell's significant acquisitions were McLeodUSA Media Group and National Directory Company. In the financial year ended 31 March 2004, Yell acquired Feist Publications, Inc.

In the year to 31 March 2004, Yell published 99 directories in the UK and 536 in the US. In the UK, it is a clear market leader, serving 480,000 unique advertisers. In the US, it is the leading independent directories business, serving 386,000 unique advertisers.

Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.